EXHIBIT 11

The Turner Corporation and Subsidiaries
Computation of Earnings Per Share

Primary                                             1996       1995      1994

Weighted average shares outstanding used in the
 computation of reported earnings per share    5,254,953  5,222,127  5,177,303

Common stock equivalents granted under employee
 stock option and stock purchase plans and
 assumed tobe outstanding                         68,774     48,326      9,576

Weighted average common and common equivalent
 shares outstanding - Primary                  5,323,727  5,270,453  5,186,879

Income (loss) less Series B preferred
 dividends (net of tax) and Series C preferred
 dividends                                    ($3,522,000)($554,000)$1,822,000

Primary earnings (loss) per common share           $(0.66)   $(0.11)     $0.35

Fully Diluted                                      1996        1995       1994

Weighted average shares outstanding used
 in the computation of reported earnings
 per share                                    5,254,953    5,222,124  5,177,303

Common stock equivalents granted under employee
 stock option and stock purchase plans           71,190       48,326     9,576

Conversion of Series B convertible preferred
 stock to common stock                          847,925      848,560   848,956

Weighted average common and common equivalent
 shares outstanding - Fully Diluted           6,174,068     6,119,013 6,035,835

Income (loss) less Series C preferred
 dividends and Series B preferred dividend
 differential, net of tax                   $(3,522,000)   $(554,000)$1,822,000

Fully diluted earnings (loss) per common
 share                                           ($0.57)      ($0.09)    $0.30

 Note: The conversion of the Series C Convertible Preferred Stock and the Convertible Debenture is considered to be antidilutive.